FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Material Event dated May 3, 2011

For Immediate Release

Inquiries – Please contact:
Mr. Rodrigo Peña Socías
General Counsel
Phone :(56 2) 351 1187
Fax     : (56 2) 351 1717

Santiago, Chile –May 3, 2011.

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez Marengo, Chief Executive Officer of AFP Provida, reported a material event to the Superintendency of Pensions (SP), to the Superintendency of Securities and Insurance (SVS) and to all of the Chilean Stock Exchanges on April 29, 2011. The communication informed the following:

In accordance with articles 9 and 10 of Law 18,045 of the Securities Exchange Act, please be advised of the following material event:

“At the Ordinary Shareholders’ Meeting held on April 29, 2011, the Board of Directors was completely renewed as follows: Mr. Joaquín Vial Ruiz-Tagle, Mr. Jesús Del Pino Durán, Mr. Luis Fernando Ferreres Crespo, Mr. José Martos Vallecillos and Mr. Francesc Jorda Carré were designated as Regular Directors.

In accordance with Law Decree 3,500 and independence requirements in conformity with Law 18,046, Mrs. Maria Cristina Bitar Maluk and Mr. Jorge Antonio Marshall Rivera were designated as Regular Autonomous Directors.

Mr. Jorge Granic Latorre was appointed as Alternate Director for Mrs. Maria Cristina Bitar Maluk and Mr. Osvaldo Puccio Huidobro was appointed as Alternate Director for Mr. Jorge Antonio Marshall Rivera. Alternate Directors satisfy the independence and autonomy requirements established for Regular Directors in Law Decree 3,500 and Law 18,046”.

Santiago, Chile, May 3, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 3, 2011	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 3, 2011	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.